UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                     ------

                           OMNI MultiMedia Group, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   68211 K 115
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 68211 K 115                   13G                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Robert E. Lee
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                                           United States

--------------------------------------------------------------------------------
                          (5) Sole Voting Power:  478,300 shares (which includes
                          170,072  shares  of  Common  Stock   underlying  stock
                          options  which are  exercisable  within 60 days of the
Number of Shares          date hereof).
                          ------------------------------------------------------
Beneficially              (6) Shared Voting Power
                                   -0-
                          ------------------------------------------------------
Owned by                  (7) Sole  Dispositive  Power:  478,300  shares  (which
                          includes  170,072  shares of Common  Stock  underlying
Each Reporting            stock options which are exercisable  within 60 days of
                          the date hereof).
Person With               ------------------------------------------------------
                          (8) Shared Dispositive Power
                                   -0-
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person 478,300 shares (which includes 170,072 shares of Common Stock underlying stock options which are exercisable within 60 days of the date hereof).

--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          6.1%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
                                                         IN
--------------------------------------------------------------------------------







                                                               Page 3 of 6 Pages


ITEM 1(A).        NAME OF ISSUER:

                  OMNI MultiMedia Group, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  50 Howe Avenue, Millbury, Massachusetts 01527

ITEM 2(A).        NAME OF PERSON FILING:

                  Robert E. Lee

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  50 Howe Avenue, Millbury, Massachusetts 01527

ITEM 2(C).        CITIZENSHIP:

                  United States

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

ITEM 2(E).        CUSIP NUMBER:

                  68211 K 115

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a).[ ] Broker or Dealer  registered  under  section 15 of the
                           Act

                  (b).[ ] Bank as defined in section 3(a) (6) of the Act

                  (c).[ ] Insurance  Company as defined in section  3(a) (19) of the Act

                  (d).[ ] Investment  Company  registered under section 8 of the
                           Investment Company Act

                  (e).[ ] Investment Adviser registered under section 203 of the
                           Investment Advisers Act of 1940





                                                               Page 4 of 6 Pages


                  (f) [ ] Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ] Parent   Holding    Company,    in   accordance   with
                           ss.240.13d-1 (b) (ii) (G)

                  (h) [ ] Group, in accordance with ss.240.13d-1(b) (1) (ii) (H)

ITEM 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           478,300  shares  of  Common  Stock,   which  includes
                           170,072 shares of Common Stock underlying stock options that are exercisable within 60 days of the date hereof.

                  (b)      PERCENT OF CLASS:

                           6.1%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    478,300   shares  of  Common   Stock   which
                                    includes  170,072  shares  of  Common  Stock
                                    underlying    stock    options    that   are
                                    exercisable within 60 days of the date hereof.

                           (ii)     Shared power to vote or to direct the vote:

                                    -0- shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    478,300   shares  of  Common   Stock   which
                                    includes  170,072  shares  of  Common  Stock
                                    underlying    stock    options    that   are
                                    exercisable within 60 days of the date hereof.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    -0- shares






                                                               Page 5 of 6 Pages

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






                                                               Page 6 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                    February   14, 1997
                                             -----------------------------------
                                                            (Date)


                                                     /s/ Robert E. Lee
                                             -----------------------------------
                                                         (Signature)


                                         Robert E. Lee, Executive Vice President
                                         ---------------------------------------
                                                       (Name and Title)